UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 11, 2011

Commission File Number 1-14846

_____AngloGold Ashanti Limited_____
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
_____South Africa_____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release   ANGLOGOLD ASHANTI POSTS $203M EARNINGS; CUTS NET DEBT 15%



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

11 May 2011

ANGLOGOLD ASHANTI POSTS $203M EARNINGS; CUTS NET DEBT 15%

(ANGLOGOLD ASHANTI-JOHANNESBURG) – AngloGold Ashanti posted adjusted headline earnings* of $203m in the first quarter and boosted cash flow from its operations after eliminating its hedge book last year to reap the full benefit of record gold prices.

"The business is generating strong, steady cash flow now that we're capturing this higher gold price," Chief Executive Officer Mark Cutifani said. "We're now focused on driving operational improvements through the business and advancing our growth projects."

Adjusted headline earnings in the three months to 31 March, 2011 were $203m, or 53 US cents a share compared with $61m, or 17 US cents for the corresponding quarter in 2010, due to improved year-on-year performance from the South African mines and full impact of higher bullion prices. The first three months of the year traditionally have the lowest production, given that South African mines restart operations after the Christmas break.

Cash flow generated from the company's operating activities during the first quarter was $513m. Net debt** improved by another 15% to $1.1bn, underscoring the improvement in AngloGold Ashanti's cash generation, even after the company funded its capital expenditure requirements.

Production was 1.039Moz at a total cash cost of $706/oz in the three months to 31 March, 2011, compared with 1.079Moz at $619/oz the for the corresponding quarter last year, and guidance for the first quarter of 1.04Moz at $675/oz to $700/oz. The result was achieved despite a five-day stoppage at TauTona, in South Africa, following a seismic event and also flooding at the company's Sunrise Dam mine in Western Australia. Strong performances from the Continental Africa and Americas operating regions helped claw back the lost production.

AngloGold Ashanti announced a significant new discovery beneath the current workings of its Sunrise Dam mine, which has the potential to yield between 2Moz-5Moz. Drilling at its Cerro Vanguardia mine in Argentina also provided a high-grade interception of gold and silver at a depth of 400 meters, some 200 meters beneath where the current mineralisation was previously thought to end. At La Colosa, in Colombia, drill results continue to confirm confidence in the potential of the ore body.

Tragically, two fatalities were recorded after separate incidents in South Africa and Ghana. The company's reported fatal incident rate has now dropped more than 90% since the introduction of the "Safety is Our First Value" approach in late 2007. General safety incidents have reduced by more than 50% over that same period. Efforts continue on a range of fronts to deliver on the company's vision for a "no harm" workplace.

Guidance for the second quarter is 1.09Moz at $760/oz, assuming an exchange rate of R6.75 to the dollar and Brent crude price of $120 a barrel. This takes into account the impact of the rainfall at Sunrise Dam, a decision to halt mining of the VCR pillar at TauTona following the seismic event in February and maintenance at the Geita mill. AngloGold Ashanti anticipates a stronger second half performance on both cost and production.

Excludes cost of accelerated hedge buy-back
** *Excludes mandatory convertible bonds*

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 11, 2011

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary